[SRZ Letterhead]
January 28, 2009
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
                    Re:      MVC Capital, Inc., File No. 814-00201
Ladies and Gentlemen:
     On behalf of MVC Capital, Inc. (the “Fund”), filed herewith pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended, is the preliminary proxy statement for the annual meeting (the “Meeting”) of stockholders of the Fund scheduled to be held on April 14, 2009. At the Meeting, stockholders of the Fund will be asked to vote on the following proposals: (i) to elect six nominees to serve as members of the Board of Directors of the Fund; (ii) to approve an Amended and Restated Investment Advisory and Management Agreement between the Fund and The Tokarz Group Advisers LLC; and (iii) to transact such other business as may properly come before the Meeting or any adjournment thereof.
     Please call the undersigned at 212-756-2131 with any comments or questions.

Sincerely,

/s/ George M. Silfen George M. Silfen